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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67218

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allegro Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

410 Leigh Street
(No. and Street)

San Antonio	TX	78210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas C.A. Boytinck, CEO 210-714-0804
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus CPA
(Name – *if individual, state last, first, middle name*)

PO Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS C.A. Boytinck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allegro Securities LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

no exceptions

Signature

CEO / Managing Member

Title

Notary Public

PHILLIP MCDONIEL
Notary Public - State of New York
NO. 01MC6389520
Qualified in New York County
My Commission Expires Mar 25, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLEGRO SECURITIES LLC

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

December 31, 2019

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

Report of Independent Registered Public Accounting Firm

To: The Member
Allegro Securities LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Allegro Securities LLC as of December 31, 2019, and the related statements of operations, changes in member equity (deficit) and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Allegro Securities LLC as of December 31, 2019 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Allegro Securities LLC's management. My responsibility is to express an opinion on Allegro Securities LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Allegro Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* has been subjected to audit procedures performed in conjunction with the audit of Allegro Securities LLC's financial statements.

The supplemental information is the responsibility of Allegro Securities LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

I have served as Allegro Securities LLC's auditor since 2011.

Michael T. Remus, CPA
Hamilton Square, New Jersey
January 21, 2020

ALLEGRO SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

ASSETS

Current Assets		
Cash	$	37,747
Accounts receivable		11,000
Contract asset		109,985
Prepaid Expenses		5,836
Current Assets		164,568
Equipment, net of accumulated depreciation of $9,997		-
Total Assets	$	164,568

LIABILITIES & MEMBER EQUITY

Current Liabilities		
Accounts payable	$	4,469
Total Current Liabilities		4,469
Total Liabilities		4,469
Member Equity		
Member Capital		385,300
Member (deficit)		(225,201)
Total Member Equity		160,099
Total Liabilities & Member Equity	$	164,568

See accompanying notes.

ALLEGRO SECURITIES LLC

STATEMENT OF OPERATIONS

Year Ended December 31, 2019

REVENUES	
Placement & Transaction Fees	$ 1,142,275
Retainer & Advisory Fees	104,750
	1,247,025
OPERATING EXPENSES	
Commissions	525,199
Compliance Fees	18,597
Communication & Data Processing	4,551
Professional Fees	94,573
Travel & Marketing	50,019
General & Administrative	20,543
Advertising & marketing	1,064
Occupancy	2,400
Total expenses	716,946
Net Income	$ 530,079

See accompanying notes.

ALLEGRO SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER EQUITY (DEFICIT)

Year Ended December 31, 2019

	Member Capital			
	Number of Units	Amount	Member Equity (Deficit)	Total
Balance at December 31, 2018	0	$ 385,300	$ (36,280)	$ 349,020
Distributions to member			(719,000)	(719,000)
Net Income			530,079	530,079
Balance at December 31, 2019	0	$ 385,300	$ (225,201)	$ 160,099

See accompanying notes.

ALLEGRO SECURITIES LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	530,079
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:		
(Increase) Decrease in Operating Assets:		
Accounts receivable		150,875
Contract asset		(109,985)
Prepaid expenses		(489)
Increase (Decrease) in Operating Liabilities:		
Accounts payable and accrued expenses		(482)
Net cash provided by operating activities		569,998
Cash Flows From Investing Activities		-
Cash Flows From Financing Activities		
Distributions		(719,000)
Net cash used in financing activities		(719,000)
Net decrease in cash		(149,002)
Cash at Beginning of Year		186,749
Cash at End of Year	$	37,747
Supplemental Cash Flows Disclosures		
Cash paid for income taxes	$	325
Cash paid for interest	$	-

See accompanying notes.

ALLEGRO SECURITIES LLC
Notes to Financial Statements
December 31, 2019

1 Organization and Nature of Business

Allegro Securities LLC (the Company) was organized in 2005 as Farragut Capital & Marketing LLC. The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority - FINRA and the Securities Investor Protection Corporation - SIPC.

The Company provides third-party marketing services to entities, generally in the real estate industry, seeking to raise capital. The Company holds no customer funds or securities and does not participate in the underwriting of Securities. Accordingly, the Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the rule.

2 Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2019. Cash is held at two major financial institutions and is insured by the Federal Deposit Insurance Corporation.

(d) Equipment

Equipment is stated at cost and is depreciated on a straight-line basis over its estimated useful life. Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains and losses on disposition of equipment are included in income.

(e) Revenue Recognition

The Company is entitled to placement and/or transaction fees associated with the success of its capital-raising work as a broker-dealer, as well as, on occasion, retainer and advisory fees for preparatory work or similar activities associated with an actual or potential capital-raising mandate.

Revenue is recognized in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"), which requires that the Company recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires the Company to follow a five-step model to (a) identify contract(s) with customer(s), (b) identify the performance obligations in each contract, (c) determine one or more transaction prices, (d) allocate said transaction price(s) to the performance obligations in each contract, and (e) recognize revenue when (or as) the Company satisfies a performance obligation. In determining transaction prices, the Company may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when associated uncertainties with any variable consideration is resolved.

Revenue of the company typically includes a significant portion of variable consideration.

Revenue from placement and transaction fees is based on an assessment by management of each individual capital-raising mandate. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company has determined that the performance obligations for placement and transaction fees are satisfied when the latest of the following occurs: the Company has successfully identified one or more investors, such investors have signed irrevocable documentation to provide capital, and any funding or other contingencies have been removed.

The Company has determined that the performance obligations for retainer and advisory fees is substantially the same as the billing of such fees and thus recognizes such revenues on a current basis, absent special circumstances.

There were no unsatisfied performance obligations at December 31, 2019.

(f) Income Taxes

The Company is treated as a sole proprietorship (disregarded entity) for federal income tax purposes. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The amount of income or loss allocable to the member are subject to examination by federal and state taxing authorities. In the event of an examination, the tax liability of the member could be changed if an adjustment in the Company's income or loss is ultimately determined by taxing authorities.

Certain transactions may be subject to accounting methods for federal and state income tax purposes which differ from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the member and the resulting balances in the members' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at December 31, 2019. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2015.

In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2019.

(g) Advertising and Marketing

Advertising and marketing costs are expensed as incurred.

(h) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(i) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly

Level 3 Inputs are unobservable for the assets or liability

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 6 Fair Value"

(j) Capitalized Contract Costs

In compliance with FASB ASC 340-40-25-1, the Company recognizes as assets the incremental cost of obtaining contracts with customers if the Company expects to recover those costs but has no current revenue associated with such contracts. The incremental costs of obtaining a contract are those costs that the Company incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained and receives no contemporaneous revenue. Costs with contemporaneous revenue or cost to obtain a contract that are incurred regardless of whether a contract is successfully obtained remain recognized as an expense when incurred, unless those costs are explicitly chargeable to the customer regardless of whether the contract is obtained.

FASB ASC 340-40-25-5 requires the Company to recognize an asset from such incremental costs only if those costs meet all of the following criteria:

1. The costs relate directly to a contract or to an anticipated contract that the entity can specifically identify

2. The costs generate or enhance resources of the entity that will be used in satisfying (or in continuing to satisfy) performance obligations in the future

3. The costs are expected to be recovered.

The Company entered into one such contract in 2019.

3 Net Capital Requirements

The Company, as a registered broker-dealer in securities is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires the Company maintain "net capital" equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as those terms are defined in the Rule. At December 31, 2019, the Company had net capital of $33,278, which was $28,278 in excess of its required minimum net capital of $5,000. The Company had an AI/NC ratio of 13.4%.

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on its SEC Rule 15c3-3(k)(2)(i) exemption.

4 Leases

The Company conducts its operations from facilities that are leased for $200 per month on a month to month basis. The agreement is dated December 23, 2013 and became effective on January 1, 2014. The agreement can be terminated by either party with 45 days' notice.

Rent expense for the year ended December 31, 2019 was $2,400.

5 Concentrations and Economic Dependency

The Company's revenues are related to retainer, advisory, placement and/or transaction fees as discussed in Note 2 above. There is no assurance of future revenues from such fees.

Five customers accounted for 100% of 2019 revenue.

The Company maintains its cash at two financial institutions in amounts that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2019. As of December 31, 2019 there were no cash balances held in any accounts that were not fully insured.

6 Fair Value

Cash, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

7 Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2019 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (other than as disclosed in Note 4 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2019 or during the year then ended.

8 Related Party Transactions

During the year, the Company reimbursed its sole member $34,055 for various overhead and travel expenses advanced by him in accordance with its routine practice.

The Company and another company also owned by the Company's sole member have certain common clients; however, the Company does not engage in any transactions with said commonly-controlled other company, other than as disclosed.

9 Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At December 31, 2019 the Company had implemented such policies and procedures.

10 Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

11 Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of January 21, 2020 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2019

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
Allegro Securities LLC

I have reviewed management's statements, included in the accompanying Exemption report, in which (1) Allegro Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Allegro Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under—k(2)(i), (the "exemption provisions") and (2) Allegro Securities LLC stated that Allegro Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Allegro Securities LLC management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Allegro Securities LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
January 21, 2020

ALLEGRO SECURITIES LLC

NET CAPITAL COMPUTATION IN ACCORDANCE WITH RULE 15c 3-1
December 31, 2019

Schedule I

		126,821
NET CAPITAL		
Assets	$	164,568
Less Liabilities		(4,469)
Total Ownership Equity		160,099
Less Non Allowables		(126,821)
TNC Before Haircuts & Undue Concentration		33,278
Less Haircuts		0
Less Undue Concentration		0
NET CAPITAL		33,278
Minimum Required Net Capital		5,000
Excess Net Capital	$	28,278
AI/NC Ratio		13.4%
Non A.I. Liabilities		0.00

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2019)

Net Capital, as reported in Company's Part II unaudited Focus Report	$	33,278
Net Capital, per above		33,278
Difference	$	-

There are no material differences between the net capital reflected in the above computation and the net capital reflected in the Company's FOCUS Report as of December 31, 2019.

ALLEGRO SECURITIES LLC

SCHEDULE II COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

YEAR ENDED December 31, 2019

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Allegro Securities LLC, in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

ALLEGRO SECURITIES LLC

SCHEDULE III INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS (EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2019

"EXEMPT UNDER 15c3-3(k)(2)(i)

Pursuant to rule 15c 3-3 relating to possession or control requirements, Allegro Securities LLC has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2019 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000.

Allegro Securities LLC

Exemption Report pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2019

Allegro Securities LLC Exemption Report

Allegro Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R & 240.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R & 240. 17a-5(d) (1) and (4). To the best of its knowledge and belief for the year ended December 31, 2019, the Company states the following:

- The Company claimed an exemption from 17 C.F.R & 240.15c3-3 under the following provision of 17 C.F.R & 15c3-3(k)(2)(i)
- Management is responsible for compliance with the exemption provision. The Company met the requirements of the identified exemption provision throughout the most recent fiscal year without exception.

Allegro Securities LLC

I, Thomas C.A. Boytinck, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Thomas C.A. Boytinck
Chief Executive Office